Exhibit 99.1
Shinhan Bank’s Board made a resolution to convene Annual General Meeting of Shareholders for the fiscal year of 2013.

On February 11, 2014, the board of directors of Shinhan Bank, our wholly-owned bank subsidiary, made a resolution to convene the Annual General Meeting of Shareholders for the fiscal year of 2013 as follows:

1. Date and Time: March 25, 2014, 10:30 in Seoul Time

2.	Venue: Conference room, 6th floor, Shinhan Bank, 20, Sejong-Daero 9-gil, Jung-gu, Seoul, Republic of Korea

3.	Agenda:

1) Approval of Financial Statements and Consolidated Financial Statements for the fiscal year of 2013
2) Approval of Director Remuneration Limit
3) Appointment of Directors

i) Appointment of Director

Name	Position	Period of Tenure	Note

Hyung Jin Kim	Non-Executive Director	1yr.	Newly-appointed

ii) Appointment of Outside Directors

Name	Position	Period of Tenure	Note

Kyu Min Lee	Outside Director	1yr.	Re-appointed

Se Jin Park	Outside Director	1yr.	Re-appointed

Kyung Suh Park	Outside Director	1yr.	Re-appointed

Hisamatsu Kenzo	Outside Director	1yr.	Re-appointed